August 14, 2019

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Amy Geddes

Re:  Tidewater Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

File No. 001-06311

Filed February 28, 2019

Dear Amy Geddes and Doug Jones:

This letter contains the response of Tidewater Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in its letter to the Company dated July 11, 2019.  We have repeated your comments below followed by our response.

Form 8-K Furnished May 7, 2019

Exhibit 99.1

Unaudited Other Fleet and Financial Data, page 25

Responses to Comments 1 & 2:

1.

In reconciling your non-GAAP measure “EBITDA” to the comparable GAAP measure, please note the reconciliation should begin with the GAAP measure for equal or greater prominence of the GAAP measure.  Refer to Item 10 ( e ) (1) ( i ) (A ) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” for guidance.  Additionally, this measure is calculated differently than that described as “EBITDA” in Exchange Act Release No. 47226.  Please change the description of your measure to more accurately describe what it represents and to avoid the characterization as “EBITDA.” In this regard, refer to Question 103.01 in the cited CD&I for guidance.

The Company advises the Staff that the Company will revise future periodic filings, earnings releases and supplemental information as shown in Exhibit 1 to this letter. Specifically, the Company will prepare future disclosures to begin with Net Income (Loss) (the appropriate GAAP measure) and will reconcile that amount to a subtotal that represents EBITDA as understood under the Staff’s definition in CD&I 101.10 and 103.01, and will include a total reconciled amount to be identified as Adjusted EBITDA with clear references as to all adjustments.

In addition, the Company distributed a press release dated August 12, 2019 regarding second quarter 2019 earnings and furnished this press release to the SEC as Exhibit 99.1 in a Current Report on Form 8-K of the same date.  The press release included a calculation of EBITDA and Adjusted EBITDA in the same format as indicated in this response and in the response to comment 2 below.

2.

It appears your computation of “EBITDA” as a liquidity measure excludes several items that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner.  Such items as cash paid for deferred drydocking costs, working capital (other than cash) changes, merger-related professional services and lease exit costs and integration–related severance and similar costs.  to Item 10 ( e ) (1) ( i ) (A ) of Regulation S-K prohibits excluding such items from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (“EBIT”) and  earnings before interest, and taxes, depreciation and amortization (“EBITDA).” Please revise you presentation, as appropriate.

Upon further review, the Company has concluded that the adjusted EBITDA is utilized solely as a performance measure. Therefore, in future filings, we will remove references to adjusted EBITDA as a liquidity measure as well as the reconciliation of cash flow from operating activities to adjusted EBITDA.

Form 10-K for Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page F-29

Responses to Comments 3-6:

(All currency presented in thousands of U.S. dollars unless otherwise noted)

Background of why revisions were made to the 2017 tax amounts

The penultimate paragraph on page F-34 of the Company’s 2018 Form 10-K discloses an error we discovered in our prior filings and the resulting revisions we made to the 2017 financial statements. We felt the best way to respond to comments 3-5 was to provide the following background on the underlying tax issue, which would allow us to show how these three comments are related to this one error and how it impacted our disclosures in the 2018 Form 10-K.

During the fourth quarter of 2018, the Company concluded that a tax position it originally took in 2010 and which was continuing through 2017 needed to be reevaluated and assessed for accrual as an uncertain tax position under ASC 740-10. After a thorough examination, the Company determined that the original position was an error because it was more likely than not unsustainable under audit if all of the facts and circumstances were known by the taxing authority.

Consequently, in the fourth quarter of 2018 the Company recognized a liability of $14,378 as an uncertain tax position under ASC 740-10 related to the reversal of this position. Of the total, $13,415 related to periods prior to July 31, 2017 (the predecessor, prior to emergence from restructuring), $227 related to the five-month period ended December 31, 2017, and $736 related to the year-ended December 31, 2018. The Company determined that the revisions to the 2017 consolidated balance sheet and the impact on the 2018 consolidated statement of operations were immaterial (less than one percent of total assets and less than one percent of net loss for the period).

As explained in more detail below, the $14,378 is the net impact of two gross amounts: the first gross amount is an uncertain tax position of $388,108 resulting from the omission of taxable income (but not GAAP income) in prior years under Subpart F of the U.S. Internal Revenue Code (“IRC”), and the second gross amount is an offsetting deferred tax asset of $373,730 that would have resulted from recognizing this Subpart F income.

The tax error resulted from a U.S. subsidiary (which was disregarded for U.S. tax purposes) of our international holding entity inadvertently providing a guarantee in 2010 of the U.S. parent company’s debt. That guarantee remains in place but due to tax law changes enacted by the Tax Cut and Jobs Act of 2017 has no lingering tax impact beyond 2017. This guarantee would have resulted in that foreign entity deeming to have distributed earnings and profits under IRC Section 956, and the cumulative deemed dividend by the international holding entity to its U.S. parent during those years would have resulted in Subpart F income of approximately $1.2 billion. The tax impact of this deemed dividend was $388,108 (approximately 32%, including penalties and interest). However, this deemed dividend from our international holding entity also created indirect foreign tax credits, enabled the use of other existing foreign tax credits, enabled the use of net operating losses, and resulted in other miscellaneous tax assets that could be used to offset this liability. After all the intervening years were reconsidered, the Company determined that the deemed dividend from the international holding entity would have produced tax assets of $373,730 to offset the tax liability of $388,108. The difference between these two amounts is the $14,378 liability referred to above.

3.

In regard to the table on page F-34 for the reconciliation of unrecognized tax benefits, please reconcile for us the amount reported in the 2018 Form 10-K for the balance at December 31, 2017 (Successor) of $404,571 to the amount for the same line item reported in the 2017 Form 10-K of $22,282 and the basis for your presentation in each year.

The difference between the $22,282 and the $404,571 is $382,289. This amount is the $388,108 mentioned in the background section above less penalties and interest of $4,381, and less other minor reconciling items of $1,438. Penalties and interest are not included in this rollforward under ASC 740-10-50-15A.

4.

Please reconcile for us the amount of $374 million of foreign tax credits and other tax attributes at December 31, 2018 disclosed in note (A) to the unrecognized tax benefits table on page F-34 to the amount of foreign tax credits of $13 million as of December 31, 2018 disclosed in the third paragraph on page F-32.

The $374 million disclosed in note (A) on page F-34 is the tax asset mentioned in the background section above of $373,730. This amount has been de-recognized under GAAP per ASC 740-10-45-10 because it is associated with an uncertain tax position.  The amount disclosed in the footnote on F-32 of $13,213 represents the amount of foreign tax credits that remain recognized after consideration of ASC 740-10-45-10. This amount is consistent with the disclosure in 2017 of $12,479 because substantially all of the activity in 2018 related to foreign tax credits and other tax attributes was associated with the Subpart F income uncertain tax position, and therefore de-recognized for GAAP purposes.

5.

Please reconcile for us the unrecognized tax benefits balance at December 31, 2018 of $399,292 reported in the table on page F-34 to the amount of tax liabilities for uncertain tax positions at December 31, 2018 of $43,790 on page F-33.

The difference between the $43,790 and the $399,292 is $355,502. This difference is comprised of the de-recognized tax assets of $373,730 mentioned above and other previously de-recognized tax assets of $3,345, offset by penalties and interest of $21,573 (which are included within the amounts in the table on page F-33 but excluded from the amounts in the table on F-34 per ASC 740-10-50-15A).

6.	In regard to your unrecognized tax benefits, please provide the disclosures specified in ASC 740-10-50-15d and 740-10-50-15Ab.

The disclosures required by ASC 740-10-50-15d related to the potential changes in unrecognized tax benefits in the next twelve months, the nature of the uncertainties and potential events that could result in such changes, were included in the contractual obligations table presented on page 64 of the Form 10-K in the amount of $21,052. Accordingly, we believe that it is reasonably possible that a decrease of up to $21,052 in unrecognized tax benefits may be necessary within the coming year. The reason for this reduction is the lapse of the statute of limitations.

The Company recognizes that this disclosure should have been included in the tax footnote as well as the contractual obligations table, and will do so in all future filings where such disclosure is required.

The amounts required to be disclosed by ASC 740-10-50-15Ab related to the amount of unrecognized tax benefits that, if recognized for tax purposes, would affect the effective tax rate are $43,790 and $31,694 as of December 31, 2018 and December 31, 2017, respectively.

These amounts were shown in the table on page F-33 as “tax liabilities for uncertain tax positions”, but it was not noted that they would affect the effective tax rate if recognized for tax purposes. The Company recognizes that it should have indicated such and will do so in all future filings where such disclosure is required.

Thank you for your consideration in reviewing our responses. I can be reached at your convenience on (713) 470-5308, or by e-mail at qkneen@tdw.com.

Sincerely,

/s/ Quintin V. Kneen

Quintin V. Kneen

Executive Vice President

and Chief Financial Officer

TIDEWATER INC.     Exhibit 1

UNAUDITED OTHER FLEET AND FINANCIAL DATA

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
(In thousands)	2019	2019	2018	2018	2018

Net loss	$(15,553)	(21,286)	(90,377)	(31,183)	(11,182)

Interest and other debt costs	7,582	7,736	7,707	7,585	7,547
Income tax expense	5,542	5,830	7,856	1,278	5,797
Depreciation	19,548	19,034	17,383	11,377	11,192
Amortization of deferred drydocking and survey costs	5,490	3,898	2,718	2,012	1,593
EBITDA (L), (M), (N), (O)	22,609	15,212	(54,713)	(8,931)	14,947

Impairment of Due from affiliate	-	-	20,083	-	-
Long-lived asset impairments	-	-	36,878	16,853	1,215
Merger and integration related restructuring charges	460	3,739	12,161	3,036	1,547
Loss on debt extinguishment	-	-	8,119	-	-

Adjusted EBITDA (L), (M), (N), (O)	23,069	18,951	22,528	10,958	17,709

Note (L):  EBITDA excludes interest and other debt costs, income tax expense, depreciation and amortization. Additionally, Adjusted EBITDA excludes impairment charges, merger and integration related costs and loss on the extinguishment of debt prior to maturity.

Note (M):  EBITDA and Adjusted EBITDA for the three months ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018 includes non-cash, stock-based compensation expense of $3,588, $5,627, $3,439, $3,828 and $3,183, respectively.

Note (N):  EBITDA and Adjusted EBITDA for the three months ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018 includes foreign exchange gains (losses) of $11, $(508), $1,454, $1 and $(1,002), respectively.

Note (O):  EBITDA and Adjusted EBITDA equity in net (earnings) losses of unconsolidated companies for the three months ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018 includes foreign exchange gains (losses) of $0, $0, $0, $0 and $(5,767), respectively.

Non-GAAP Financial Measures

We disclose and discuss EBITDA and Adjusted EBITDA as non-GAAP financial measures in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Securities and Exchange Commission.  We define EBITDA as earnings (net income) before interest and other debt costs, income tax expense, depreciation and amortization.  Additionally, Adjusted EBITDA excludes impairment charges, merger and integration related costs and losses on the extinguishment of debt prior to maturity. Our measures of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do, which may limit its usefulness as a comparative measure.

Because EBITDA and Adjusted EBITDA are not measures of financial performance calculated in accordance with GAAP, they should not be considered in isolation or as a substitute for operating income, net income or loss, cash provided (used) in operating activities, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA are widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliations, we believe provide additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay taxes and fund drydocking and survey costs and capital expenditures.  We also believe the disclosure of EBITDA and Adjusted EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter-to-quarter and year-to-year.

EBITDA and Adjusted EBITDA are also financial metrics used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) to compare to the EBITDA and Adjusted EBITDA of other companies when evaluating potential acquisitions; and (iii) to assess our ability to service existing fixed charges and incur additional indebtedness.